

November 4, 2011

<u>Via Facsimile</u>
Mr. C. Randall Sims
Chief Executive Officer
Home Bancshares, Inc.
719 Harkrider, Suite 100
Conway, Arkansas 72032

Re:	**Home Bancshares, Inc.**
	Form 10-K for Fiscal Year Ended December 31, 2009
	Filed March 5, 2010
	Form 10-K for Fiscal Year Ended December 31, 2010
	Filed March 10, 2011
	Form 10-Q for Fiscal Quarter Ended March 31, 2011
	Filed May 6, 2011
	File No. 000-51904

Dear Mr. Sims:

	We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

				Sincerely,

				/s/ John P. Nolan

				John P. Nolan
				Senior Assistant Chief Accountant